

May 22, 2013

<u>Via E-mail</u>
Jeffry Sterba
President and Chief Executive Officer
American Water Works Company, Inc.
1025 Laurel Oak Road
Voorhees, New Jersey 08043

       Re: **American Water Works Company, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 1, 2013
               Definitive Proxy Statement on Schedule 14A
               Filed March 28, 2013
               File No. 001-34028

Dear Mr. Sterba:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Andrew D. Mew

                           Andrew D. Mew
                           Accounting Branch Chief